Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
Dated January 12, 2015

North America Structured Investments

J.P.Morgan

15m Auto Callable Contingent Interest Notes Linked to RTY/EEM

Overview

May be appropriate for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Index closing level or closing price, as applicable, of each of the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF is greater than or equal to 70% of its Initial Underlying Value, which we refer to as an Interest Barrier.

The notes will be automatically called if the Underlying closing level of each Underlying on any Review Date (other than the final Review Date) is greater than or equal to its Initial Underlying Level.

You may lose some or all of your principal at maturity and may not receive any contingent interest payments. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000.00
Underlyings:	Russell 2000® Index and iShares MSCI Emerging Markets ETF
Pricing Date:	January 27, 2015
Final Review Date:	April 27, 2016
Maturity Date:	May 02, 2016
Monitoring Period:	The period from, but excluding, the Pricing Date to and including the final Review Date
Review Dates:	April 27, 2015, July 27, 2015, October 27, 2015, January 27, 2016, April 27, 2016 (the "Final Review Date")
Contingent Interest Rate:	[7.50%-9.50%]* per annum, paid quarterly at a rate of between 1.875% and 2.375%* quarterly, if applicable
Interest Barrier/Trigger Level:	With respect to each Underlying, an amount that represents 70% of its Initial Underlying Level.
Trigger Event	A Trigger Event occurs if, on any day during the Monitoring Period, the Underlying closing level of either Underlying is less than its Trigger Level.
CUSIP:	48127D4W5
Preliminary Term sheet:	http://sp.jpmorgan.com/document/cusip/48127D4W5/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the Hyperlink above.

Automatic Call

If on any Review Date the closing level or closing price, as applicable, of each Underlying is greater than or equal to its level or price on the Pricing Date, the Notes will be automatically called and you will receive a cash payment for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the contingent interest payment applicable to that Review Date.

Payment at Maturity

If the notes have not been automatically called and (i) the Ending Underlying Value of each Underlying is greater than or equal to its Initial Underlying Value or (ii) a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been automatically called and (i) the Ending Underlying Value of either Underlying is less than its Initial Underlying Value and (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value, subject to any Contingent Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Underlying Return)

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary term sheet.

Hypothetical Returns**

	Payment at Maturity (7.50% per annum Contingent Interest Rate)	Payment at Maturity
Least Performing Underlying Return	If a Trigger Event Has Not Occurred	If a Trigger Event Has Occurred
60.00%	$1,018.75	$1,018.75
40.00%	$1,018.75	$1,018.75
20.00%	$1,018.75	$1,018.75
5.00%	$1,018.75	$1,018.75
0.00%	$1,018.75	$1,018.75
-5.00%	$1,018.75	$968.75
-20.00%	$1,018.75	$818.75
-30.00%	$1,018.75	$718.75
-30.01%	N/A	$699.90
-60.00%	N/A	$400.00
-80.00%	N/A	$200.00

This table does not demonstrate how your coupon payments can vary over the term of your securities.

Contingent Interest

*If the notes have not been automatically called and the closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to between $18.75 and $23.75 (equivalent to an interest rate of between 7.50% and 9.50% per annum, payable at a rate of between 1.875% and 2.375% per quarter).

**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

15m Auto Callable Contingent Interest Notes Linked to RTY/EEM

Selected Benefits Selected Risks (continued)
[] Potential early exit as a result of the automatic call feature.  [] JPMS'
estimated value does not represent future values and may differ from others'
estimates.
[] Quarterly contingent interest payments of between 7.50%  and 9.50%  per annum.  [] The notes' value which may be reflected in customer account statements may be higher than Selected Risks JPMS' then current estimated value.
[] JPMS' estimated value is not determined by reference to our credit spreads for our conventional
[] Your investment in the notes may result in a loss.  The Notes do not guarantee any return of fixed rate debt.  principal.
[] Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer
(and who we refer to as
[] The notes do not guarantee the payment of interest and may not pay interest at all.
JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so.
[] Any payment on the notes is subject to our credit risk.  Therefore the value of the notes prior to

                  The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, maturity are subject to changes in the market's view of our creditworthiness.  if at all, may result in a significant loss of your principal.
[] You are exposed to the risks of the decline in value of each Underlying.
[] Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of
[] Your payment at maturity may be determined by the lesser performing
Underlying.  notes, including acting as calculation agent, hedging our obligations under the notes and making the
[] Return is limited to the principal amount plus accrued interest regardless of any appreciation of assumptions to determine the pricing of the notes and the estimated value of the notes when the the Underlyings, which may be significant.  terms of the notes are set.  It is possible that such hedging or other trading activities of JPMorgan or
[] If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the of your principal for every 1% the final level of the lesser performing Underlying is less than its notes decline.
Initial Level.
[] The tax consequences of the notes may be uncertain.  You should consult your tax adviser
[] The benefit provided by the Trigger Level may terminate on any day during the Monitoring Period.  regarding the U. S.  federal income tax consequences of an investment in the notes.
[] The automatic call feature may force a potential early exit.  There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.
The risks identified above are not exhaustive.  Please see "Risk Factors" in the applicable product
[] No dividend payments, voting rights, or ownership rights with the equity securities included in supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.  each Underlying.
[] You are exposed to the risks associated with small capitalization companies.

[] You are subject to ETF risks, the risks of equity securities issued by
non-U.   S.  companies, emerging markets risk and foreign currency exchange risk with respect to the Fund.
[] The anti-dilution  protection for the Fund is limited.

Disclaimer
SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free
1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 |
jpm_structured_investments@jpmorgan.com